Independent Auditors' Report


To the Trustees of Key Mutual Funds (SBSF Funds, Inc.)
and the Securities and Exchange Commission

We have examined management's assertion about Key Mutual Funds' (SBSF Funds, Inc's.) (comprising the Key Money Market Mutual Fund, SBSF Fund, SBSF Convertible Securities Fund, SBSF Capital Growth Fund, Key Stock Index Fund, KeyChoice Growth Fund, KeyChoice Moderate Growth Fund, and KeyChoice Income and Growth Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 12, 1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with those requirements. Our responsibility is to express an opinion on management's assertion about Key Mutual Funds' (SBSF Funds, Inc.'s) compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 12, 1997, with respect to securities of Key Mutual Funds (SBSF Funds, Inc.):

     Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company or Morgan Stanley Trust Company;

     Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

     Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents;

     Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, N.A.'s records; and

     Reconciliation of all such securities to the books and records of Key Mutual Funds (SBSF Funds, Inc.) and Key Trust Company of Ohio, N.A.



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with specified requirements.

In our opinion, management's assertion that Key Mutual Funds (SBSF Funds, Inc.) was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of l940 as of June 12, 1997, with respect to securities reflected in the investment accounts of Key Mutual Funds (SBSF Funds, Inc.) is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Key Mutual Funds (SBSF Funds, Inc.) and the Securities and Exchange Commission and should not be used for any other purpose.



                                                COOPERS & LYBRAND L.L.P.

Columbus, Ohio
July 3, 1997


Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Key Mutual Funds (SBSF Funds, Inc.) (comprising the Key Money Market Mutual Fund, SBSF Fund, SBSF Convertible Securities Fund, SBSF Capital Growth Fund, Key Stock Index Fund, KeyChoice Growth Fund, KeyChoice Moderate Growth Fund and KeyChoice Income and Growth Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Key Mutual Funds' (SBSF Funds, Inc.'s) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 12, 1997. Based on this evaluation, we assert that Key Mutual Funds (SBSF Funds, Inc.) was in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 12, 1997, with respect to securities reflected in the investment accounts of Key Mutual Funds (SBSF Funds, Inc.)




Key Mutual Funds (SBSF Funds, Inc.)